RECEIVED

2007 FEB 15

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD

07021105

SUPPL

8th February 2007

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period January 2nd to January 31st 2007.

- Monthly Performance Report for January
- Daily NAV's for ACL Alternative Fund for January

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
FEB 20 2007
THOMSON
FINANCIAL

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Jan-07

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	NAV
31-Dec-06	168.90
2-Jan-07	170.95
3-Jan-07	171.54
4-Jan-07	171.08
5-Jan-07	168.29
8-Jan-07	168.16
9-Jan-07	168.83
10-Jan-07	168.99
11-Jan-07	172.75
12-Jan-07	174.09
15-Jan-07	174.88
16-Jan-07	175.27
17-Jan-07	175.95
18-Jan-07	177.33
19-Jan-07	176.25
22-Jan-07	175.94
23-Jan-07	175.74
24-Jan-07	174.71
25-Jan-07	175.43
26-Jan-07	174.50
29-Jan-07	176.47
30-Jan-07	174.14
31-Jan-07	171.47

AbbeyCapital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update January 2007 **+1.5%, +1.5% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A delivered returns of +1.5% in January under choppy market conditions. Profits came across a range of market sectors, especially from fixed income, equity index and base metals trading. Reversals in key trends into month-end sharply reduced earlier solid gains from energy and FX markets with both these sectors recording small losses overall on the month. Stronger US economic data continued to show the resilience of the economy and push yields higher as the likelihood of Fed rate cuts receded further.

FX

A sharp reversal in JPY weakness into month-end led to small losses in foreign exchange trading over the month as EUR and AUD trading also proved difficult. During the month the JPY fell from 119 to 122 against the USD as the Bank of Japan left rates unchanged at 0.25% confirming the JPY's position as the main funding currency for carry trade. This provided profitable trading opportunities although speculation that the JPY would be on the G7 agenda in February saw the JPY find support at 121 into month-end. The Bank of England surprised the market by raising rates to 5.25%, boosting the GBP to 14-year highs near 1.99 against the USD, although this move also saw some reversal into month-end. Long exposure to the AUD was loss-making on softer inflation data. Long positions in EUR coming into January also resulted in losses as the USD rallied from near 1.33 to 1.30 over the month as stronger US economic data made Fed rate cuts unlikely.

Equity

Equity markets continued their rally in January benefiting our continued long exposure to this sector. Stronger US employment, housing, retail sales and consumer confidence data, solid Q4 earnings, lower energy prices and a generally benign inflationary environment helped extend the rally, with the Dow Jones Industrial Average reaching record levels above 12,600.

Financials

Bond and interest rate markets were the most profitable market sectors in January as prices continued December's declines on strong evidence that the global economy remains robust and interest rate cuts are unlikely in the medium-term. Stronger US and European jobs data and the Bank of England's surprise rate rise reinforced this trend towards higher rates, although the Fed also sought to downplay the risks of inflation.

Energy

Energy market trading was profitable for most of January as oil prices declined sharply from $61 to a low of $50 on growing US inventories and milder weather. However, profits were sharply reduced as prices rebounded to $58 into month-end on growing US-Iranian tensions over Iraq, the announcement of US plans to increase their strategic oil reserve and Saudi Arabian confirmation that they would implement OPEC-agreed production cuts in February. Short Natural Gas positions were unprofitable as prices rallied over +20% as colder weather boosted demand.

Agriculture and Metals

Precious metals rallied overall in volatile trading, with Gold reaching $650 for the first time since last summer. Base metals prices were mixed, driven largely by the supply-demand dynamics of the individual metals. Short positions in Copper were profitable as growing inventories pushed prices to $5,500 for the first time since April 2006, while long positions in Nickel benefited from falling inventories and mounting supply concerns as prices reached record highs. In agricultural commodities, long exposure to Coffee and Orange Juice were loss-making as supply estimates were revised up and prices fell,

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	-
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	-
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	-
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	1.5%

"Figure for January 2007 is estimated"

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

Performance Analysis *(as at 31st January 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	105.0%	71.5%
Annualised ROR	12.3%	11.2%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	13.8%
Volatility from Nov 2003	11.6%	11.6%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

while short exposure to Sugar was profitable as lower energy prices reduced ethanol demand.

Trading Style Analysis

Fourteen of the twenty managers in the ACL Alternative were positive in January. Trendfollowing was the most profitable trading strategy with gains across all market sectors except energy, which saw some losses into month-end as energy prices rallied. FX trading was slightly down on the month despite profitable long USD/JPY positions as long AUD exposure led to losses overall as the AUD declined following recent strength. Macro trading was negative overall on the month due to long exposure to the AUD and short exposure to equities, which continued to rally. Short-term Systematic trading was down slightly on losses in FX and fixed income trading, despite gains from energy trading. Value trading was profitable in January on short JPY foreign exchange positioning and bearish US fixed income exposure.

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Correlation Table

(Monthly Returns from December-2000 to January-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0		[illegible]
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to January 07*



$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,050
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
** Figure for January 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: January 07*



1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

Abbey Capital Limited is a limited liability company which provides investment management services to investors and is incorporated in Ireland under registered number 327102. The company is authorized by the Financial Regulator in Ireland under the Investment Intermediaries Act 1995. The company is also registered as a Commodity Pool Operator and Commodity Trading Advisor with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). While Abbey Capital Limited has taken reasonable care to ensure that the sources of information herein are reliable, the company does not guarantee the accuracy or completeness of such data (and same may not be independently verified or audited). Opinion, estimates and projections are valid as on the date of this document and are subject to change without notice. Past performance figures contained in this document are not indicative of futures results. The information herein is not intended to and shall not in any way constitute an invitation to invest in any of the funds managed by Abbey Capital Limited. It is solely for information purposes and is subject to change without notice. This document and all of the information contained in it are proprietary information of Abbey Capital Limited and under no circumstances may it be reproduced or disseminated in whole or in part without the prior written permission of Abbey Capital Limited. Pursuant to an exemption from the CFTC in connection with accounts of qualified eligible persons, this report is not required to be, and has not been, filed with the CFTC. The CFTC has not passed upon the merits of participating in any trading programs or funds promoted by Abbey Capital Limited, nor has the CFTC passed on the adequacy or accuracy of this report. Consequently, the CFTC has not reviewed or approved this report. Trading in futures is not suitable for all investors given its speculative nature and the high level of risk involved. The price or value of the investments to which this report relates, either directly or indirectly, may fall or rise against the interest of investors and can result in a total loss of initial investment. There are substantial risks to investing in managed futures funds, including that your ability to redeem interests of these funds is limited; that no secondary market exists to trade such interests; and that their high fees and expenses may completely offset any profits or gains.

END